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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       ----------------------------------
                                   SCHEDULE TO
          TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                       ----------------------------------

                    CHESAPEAKE BIOLOGICAL LABORATORIES, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                         AC ACQUISITION SUBSIDIARY, INC.
                               CANGENE CORPORATION
                       (NAME OF FILING PERSONS (OFFERORS))

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
        SERIES A-1 CONVERTIBLE PREFERRED STOCK, PAR VALUE $0.01 PER SHARE
                    WARRANTS TO PURCHASE CLASS A COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                              165146 (COMMON STOCK)
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 Alex Glasenberg
                               Cangene Corporation
                         3403 American Drive, Units 3/4
                              Mississauga, Ontario
                                 L4V 1T4 Canada
                                  416-749-9300

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                    Copy To:
                            Edward I. Tishelman, Esq.
                               Joel I. Frank, Esq.
                              Hartman & Craven LLP
                                 460 Park Avenue
                            New York, New York 10022
                                 (212) 753-7500

                   ------------------------------------------
                            CALCULATION OF FILING FEE
================================================================================
          TRANSACTION VALUATION*                  AMOUNT OF FILING FEE
          -------------------------------------------------------------

             $ 33,574,408                            $ 6,714.88
================================================================================


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*    Estimated for purposes of calculating the amount of the filing fee only.
     Calculated by adding the product of $4.60, the per share Class A Common Stock tender offer price, multiplied by 7,836,841, the sum of the 5,893,030 currently outstanding shares of Class A Common Stock sought in the Offer, the 853,038 shares of Class A Common Stock issuable pursuant to outstanding stock options that are expected to vest prior to the Effective Time of the Merger (as defined herein), the exercise price of which is less than $4.60, the 967,403 shares of Class A Common Stock issuable upon conversion of the outstanding Series A-1 Convertible Preferred Stock and 123,370 shares of Class A Common Stock issuable upon exercise of outstanding warrants, and subtracting $2,475,059 (which is the aggregate of (i) the aggregate exercise price of the outstanding warrants and (ii) the average exercise price of the outstanding options described above multiplied by 853,038). The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, equals 1/50th of one percent of the transaction valuation.

     [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Amount Previously Paid: Not applicable.    Filing Party: Not applicable.
     Form or Registration No.: Not applicable.  Date Filed: Not applicable.

     [ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes to designate any transactions to which this statement relates:

     [X]   third party tender                  [ ]   going-private transaction
           offer subject to Rule 14d-1               subject to Rule 13e-3

     [ ]   issuer tender offer                 [ ]   amendment to Schedule 13D
           subject to Rule 13e-4                     under Rule 13d-2

     Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]


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     This Tender Offer Statement on Schedule TO is filed by Cangene Corporation, a Canadian corporation ("Parent"), and AC Acquisition Subsidiary, Inc., a Maryland corporation and a wholly owned subsidiary of Parent ("Purchaser"). This statement relates to the third party tender offer (the "Offer") by Purchaser to purchase (i) all of the issued and outstanding shares of class A common stock, par value $.01 per share (the "Common Stock") of Chesapeake Biological Laboratories, Inc., a Maryland corporation (the "Company"), at a price of $4.60 per share (such amount, or any higher price that may be paid per share of Common Stock in the Offer, the "Per Share Amount"), (ii) all of the issued and outstanding shares of series A-1 convertible preferred stock, par value $.01 per share ("Convertible Preferred Stock") of the Company, at a purchase price of $4.60 per share multiplied by the number of shares of Common Stock into which such shares of Convertible Preferred Stock are then convertible; and (iii) all issued and outstanding warrants evidencing rights to purchase shares of Common Stock (the "Warrants"), at a purchase price equal to the difference between the exercise price of such Warrants and $4.60, multiplied by the number of shares of Common Stock for which such Warrants are then exercisable, net to the seller in cash, less any required withholding of taxes and without the payment of any interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 17, 2000 (the "Offer to Purchase") and in the related Letters of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2) through (a)(4), respectively (which, together with any amendments or supplements thereto, constitute the "Offer").


ITEM 1.   SUMMARY TERM SHEET.

     The information set forth in the Offer to Purchase under the heading "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.   SUBJECT COMPANY INFORMATION.

     (a) The name of the subject Company is Chesapeake Biological Laboratories, Inc. The address of its principal executive office is 1111 South Paca Street, Baltimore, Maryland 21230. The telephone number of the Company is (410) 843-5000.

     (b) The class of securities to which this statement relates is the (i) class A common stock, par value $.01 per share (the "Common Stock"), of the Company; (ii) the Company's series A-1 convertible preferred stock (the "Convertible Preferred Stock"); and (iii) warrants to purchase shares of Common Stock (the "Warrants"). As of September 30, 2000, there were (i) 5,892,405 shares of Common Stock issued and outstanding; (ii) 14,511 shares of Convertible Preferred Stock outstanding (convertible into 967,448 shares of Common Stock); and (iii) 123,370 shares of Common Stock reserved for issuance upon the exercise of the outstanding Warrants, based upon (i) the representation made by the Company to Parent and Purchaser in the Merger Agreement, dated as of October 30, 2000 among Parent, the Company and Purchaser and (ii) the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000.

     (c) The information set forth in Section 6 of the Offer to Purchase, entitled "Price Range of Shares; Dividends," is incorporated herein by reference.

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ITEM 3.   IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) Parent and Purchaser are the filing persons. The information set forth in Schedule I to the Offer to Purchase is incorporated herein by reference.

     (b) The Information set forth in Section 9 of the Offer to Purchase, entitled "Information Concerning Parent and Purchaser," is incorporated herein by reference.

     (c) The information set forth in Section 9 of the Offer to Purchase, entitled "Information Concerning Parent and Purchaser," and in Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 4.   TERMS OF THE TRANSACTION.

     (a) The information set forth in the entire Offer to Purchase is incorporated herein by reference.

ITEM 5.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (a) The information set forth in Sections 11 and 12, entitled "Background of the Offer; Past Contacts and Negotiations with the Company" and "The Merger Agreement; Other Arrangements," respectively, is incorporated herein by reference.

     (b) The information set forth in Sections 11 and 12, entitled "Background of the Offer; Past Contacts and Negotiations with the Company" and "The Merger Agreement; Other Arrangements," respectively, is incorporated herein by reference.

ITEM 6.   PURPOSES OF THE TRANSACTIONS AND PLANS OR PROPOSALS.

     (a) The information set forth in Section 13 of the Offer to Purchase, entitled "Purpose of the Offer; Plans for the Company," is incorporated herein by reference.

     (c) The information set forth in Sections 11, 13 and 14 of the Offer to Purchase, entitled "Background of the Offer; Past Contacts and Negotiations with the Company," "The Merger Agreement; Other Arrangements," "Purpose of the Offer; Plans for the Company" and "Certain Effects of the Offer," respectively, is incorporated herein by reference.

     (c)(2)-(c)(3) Not applicable.

ITEM 7.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth in Section 10 of the Offer to Purchase, entitled "Source and Amount of Funds," is incorporated herein by reference.

     (b) The information set forth in Section 10 of the Offer to Purchase, entitled "Source and Amount of Funds," is incorporated herein by reference. There are no alternative financing arrangements.

     (c) Parent estimates that it will incur the following expenses in connection with the Offer:

               Legal fees                          $  225,000
               Investment Banking fees             $1,015,000
               Printing costs                      $   50,000
               Depositary fees                     $   25,000
               Solicitation expenses               $    7,500
               SEC filing fees                     $    6,715
               Hart-Scott-Rodino filing fee        $   45,000

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     (d) The information set forth in Section 10 of the Offer to Purchase, entitled "Source and Amount of Funds," is incorporated herein by reference. No plans or arrangements have been made to finance or repay the loan.

ITEM 8.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) The information set forth in Sections 9, 11 and 12 of the Offer to Purchase, entitled "Information Concerning Parent and Purchaser," Background of the Offer; Past Contacts and Negotiations with the Company," and "The Merger Agreement; Other Arrangements," respectively, is incorporated herein by reference. As a result of Purchaser's conditional option to purchase the shares of Common Stock and Convertible Preferred Stock owned by certain stockholders who are party to the Stockholders' Agreement referred to in Section 12, "The Merger Agreement; Other Arrangements," the Purchaser and the Parent may be deemed to own beneficially an aggregate of 1,811,988 shares of Common Stock, which represent approximately 26% of the shares of Common Stock issued and outstanding, based on the representation made by the Company to Parent and Purchaser in the Merger Agreement, dated as of October 30, 2000 among Parent, the Company and Purchaser (treating the Convertible Preferred Stock as if converted). Both Purchaser and the Parent, however, have disclaimed beneficial ownership of such shares of Common Stock, and this statement shall not be construed as an admission that either the Company or Purchaser is the beneficial owner of the securities covered by this statement.

ITEM 9.   PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) The information set forth in Section 20 of the Offer to Purchase, entitled "Fees and Expenses" is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS.

     (a)  Not applicable.

ITEM 11.  ADDITIONAL INFORMATION.

     (a) The information set forth in Section 9 of the Offer to Purchase, entitled "Information Concerning Parent and Purchaser;" in the discussion of employment agreements in Section 12 of the Offer to Purchase, entitled "The Merger Agreement; Other Arrangements;" in Section 14 of the Offer to Purchase, entitled "Certain Effects of the Offer;" and in Section 17 of the Offer to Purchase, entitled "Certain Legal Matters; Regulatory Approvals," is incorporated herein by reference.

     (b) The information set forth in the entire Offer to Purchase is incorporated herein by reference.

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ITEM 12.  EXHIBITS.

    (a)(1)   Offer to Purchase, dated November 17, 2000.

    (a)(2) Letter of Transmittal for Class A Common Stock, dated November 17, 2000.

    (a)(3) Letter of Transmittal for Series A-1 Convertible Preferred Stock, dated November 17, 2000.

    (a)(4) Letter of Transmittal for Warrants to Purchase Class A Common Stock, dated November 17, 2000.

    (a)(5)   Notice of Guaranteed Delivery, dated November 17, 2000.

    (a)(6) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 17, 2000.

    (a)(7)   Letter to Clients, dated November 17, 2000.

    (a)(8) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

    (a)(9) Press release issued by Parent and the Company on October 30, 2000 (incorporated by reference to the Schedule TO filed with the Securities and Exchange Commission by Parent and Purchaser on October 31, 2000).

    (a)(10)  Summary advertisement dated November 17, 2000.

    (b)      Commitment Letter, dated October 29, 2000 of The Bank of Nova
             Scotia.

    (d)(1) Merger Agreement, dated as of October 30, 2000, among Parent, the Company and Purchaser.

    (d)(2) Confidentiality and Non-disclosure Agreement between Parent and the Company, dated as of May 5, 2000.

    (d)(3)   Option to Purchase Preferred Stock, dated as of October 30, 2000.

    (d)(4) Stockholders' Agreement, dated as of October 30, 2000, by and among Parent, Purchaser and the stockholders of the Company listed on Schedule I thereto.

    (d)(5) Employment Agreement, dated as of October 30, 2000, by and between the Company and Thomas P. Rice.

    (d)(6) Employment Agreement, dated as of October 30, 2000, by and between the Company and John Botek.

    (g)      None.
    (h)      None.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Not applicable.

     SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   AC ACQUISITION SUBSIDIARY, INC.


                                   By:/s/  Alex Glasenberg
                                   -------------------------------------
                                      Name: Alex Glasenberg
                                      Title: Vice President






Dated: November 17, 2000

     SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   CANGENE CORPORATION


                                   By:/s/ Alex Glasenberg
                                   -------------------------------------
                                      Name: Alex Glasenberg
                                      Title: Chief Financial Officer






Dated: November 17, 2000

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                                  EXHIBIT INDEX

(a)(1)  Offer to Purchase, dated November 17, 2000.

(a)(2)  Letter of Transmittal for Class A Common Stock, dated November 17, 2000.

(a)(3) Letter of Transmittal for Series A-1 Convertible Preferred Stock, dated November 17, 2000.

(a)(4) Letter of Transmittal for Warrants to Purchase Class A Common Stock, dated November 17, 2000.

(a)(5)  Notice of Guaranteed Delivery, dated November 17, 2000.

(a)(6) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 17, 2000.

(a)(7)  Letter to Clients, dated November 17, 2000.

(a)(8) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(9) Press release issued by Parent and the Company on October 30, 2000 (incorporated by reference to the Schedule TO filed with the Securities and Exchange Commission by Parent and Purchaser on October 31, 2000).

(a)(10) Summary advertisement dated November 17, 2000.

(b)     Commitment Letter, dated October 29, 2000 of The Bank of Nova Scotia.

(d)(1) Merger Agreement, dated as of October 30, 2000, among Parent, the Company and Purchaser.

(d)(2) Confidentiality and Non-disclosure Agreement between Parent and the Company, dated as of May 5, 2000.

(d)(3)  Option to Purchase Preferred StockAgreement, dated as of October 30,
        2000.

(d)(4) Stockholders' Agreement, dated as of October 30, 2000, by and among Parent, Purchaser and the stockholders of the Company listed on
        Schedule I thereto.

(d)(5) Employment Agreement, dated as of October 30, 2000, by and between the Company and Thomas P. Rice.

(d)(6) Employment Agreement, dated as of October 30, 2000, by and between the Company and John Botek.

(g)     None.

(h)     None.


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